AllianzGI Convertible & Income Fund Annual Shareholder Meeting Results

The Fund held its annual meeting of shareholders on June 30, 2016. Shareholders voted as indicated below:

Convertible & Income:	Affirmative	Withheld Authority
Re-election of Alan Rappaport*—Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,024	590
Re-election of James A. Jacobson*—Class II to serve until the annual meeting for the 2017-2018 fiscal year	10,024	590
Re-election of Hans W. Kertess—Class I to serve until the annual meeting for the 2019-2020 fiscal year	71,168,284	3,961,146
Re-election of William B. Ogden, IV—Class I to serve until the annual meeting for the 2019-2020 fiscal year	71,162,363	3,967,067
Election of A. Douglas Eu†—Class III to serve until the annual meeting for the 2018-2019 fiscal year	71,156,266	3,973,164
Election of Barbara R. Claussen†—Class I to serve until the annual meeting for the 2019-2020 fiscal year	71,434,647	3,694,784
The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. F. Ford Drummond, Bradford K. Gallagher, James S. MacLeod and Davey S. Scoon continue to serve as Trustees of the Fund.

* Messrs. Rappaport and Jacobson were elected by preferred shareholders voting as a separate class. All other trustees of Convertible & Income were elected by common and preferred shareholders voting together as a single class.

† Interested Trustee